

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4631

March 21, 2018

Via E-Mail
Mr. William E. Nielsen
Chief Executive Officer and Chief Financial Officer
International Baler Corporation
5400 Rio Grande Avenue
Jacksonville, Florida 32254

> **Re: International Baler Corporation**
> **Form 10-K**
> **Filed January 26, 2018**
> **File No. 0-14443**

Dear Mr. Nielsen:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Branch Chief
                                        Office of Manufacturing and
                                        Construction